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July 1, 2005

VIA EDGAR AND FED EX

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 6010

RE:	Fresenius Medical Care AG
Registration Statement on Form F-4
File No. 333-124759

Baker & McKenzie LLP
805 Third Avenue
New York, NY 10022, USA

Tel: +1 212 751 5700
Fax: +1 212 759 9133
www.bakernet.com

Tel: +1 212 891 3587
Fax: +1 212 310 1687
Robert.A.Grauman@Bakernet.com

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Dear Mr. Riedler:

On behalf of Fresenius Medical Care AG (the “Company”), we are submitting this letter to accompany Amendment No. 2 the Company’s Registration Statement on Form F-4 (File No. 333-124759), as originally filed on May 10, 2005 and amended on May 20, 2005 (collectively, the “Registration Statement”). Amendment No. 2 to the Registration Statement is being filed with the Company’s responses to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated May 31, 2005. As requested by the Staff, we are filing this letter today as correspondence on EDGAR. For the convenience of the Staff, we are also providing a paper copy of Amendment No. 2 to the Registration Statement and this letter by Fed Ex for delivery on Tuesday.

The Company initially responded to the Staff’s comments by letter from this firm dated June 16, 2005 and, in a conversation with Song P. Brandon, Esq. of the Staff on June 24, we were advised that our responses were satisfactory. For the convenience of the Staff, we have reproduced the Staff’s comments in the numbered paragraphs below in italicized, bold type together with the Company’s responses in regular type. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Form F-4

Form 20-F

1.	We will be monitoring your accounting disclosure in the Form 20-F for the period ended December 31, 2004. You will be receiving our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

     Response: The Company advises the Staff that it has yet completed its response to the Staff’ accounting comments on its Form 20-F, as set forth in a separate letter to the Company dated May 26, 2005. Upon resolution of such comments, the Company will file an amendment to the Company’s Form 20-F for the year ended December 31, 2004.

Renal Care Group

2.	We note you entered into a definitive merger agreement with Renal Care Group pursuant to which you will acquire Renal Care for approximately $3.5 billion in cash. It appears that the Form F-4 should include the financial statements of Renal Care Group. To that end, please revise your document to include such financial information. In the alternative, please provide us with an analysis as to why financial statements of Renal Care are not required in this Form F-4.

     Response: The June 16 response letter advised the staff that the Company’s merger with Renal Care Group (“RCG”) has not been consummated. The response also noted that under Rule 3-05(b)(4)(i) of Regulation S-X, financial statements of an acquired business need not be included in a registration statement if the business to be acquired does not exceed the 50% level for any of the conditions of the significant subsidiary test of Rule 1-02(w) of Regulation S-X, and set forth the Company’s analysis showing that RCG does not exceed any of such conditions at the 50% level. On June 24, were advised by Ms. Brandon that the Company’s response was satisfactory and that the RCG financial statements would not be required.

Tax Opinion

3.	We note your document makes certain disclosure regarding the tax consequences of the transaction. Please file a tax opinion that supports the disclosure you make in the section of the document entitled “Certain Tax Consequences,” on page 41.

     Response: In response to the Staff’s comment, the Company has filed with Amendment No. 2 an opinion letter prepared by Nörr Stiefenhofer Lutz, special German counsel to the Company, as to the tax consequences of the transaction under German law and an opinion letter prepared by O’Melveny & Myers LLP, United States tax counsel to the

Securities and Exchange Commission July 1, 2005	Page 2

Company, as to the tax consequences of the transaction under United States federal law as Exhibits 8.1 and 8.2, respectively, to Amendment No. 2. The discussion in the Registration Statement under “Certain Tax Consequences” has been revised to refer to the issuance of these opinions.

Signature Page

4.	Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

     Response: In response to the Staff’s comment, the Company has revised the signature page to Amendment No. 2 to identify Mr. Lawrence A. Rosen, the Chief Financial Officer, as the officer performing the functions of principal accounting officer, in addition to the other capacities in which Mr. Rosen will sign. The revised signature page has been included in Amendment No. 2. The Company confirms that in subsequent amendments to the Registration Statement the Company will indicate all capacities in which the individuals signing the Registration Statement are signing.

Other Changes

In addition to the changes discussed above made in response to the Staff’s comments, please note that Amendment No. 2 includes certain changes requested by JPMorgan Chase Bank, N.A., the depositary for the American Depositary Receipts of the Company. The revisions appear principally in the “Invitation to the Extraordinary General Meeting,” the “Proposed Form of Invitation to a Separate Meeting Under Consideration by Fresenius Medical Care AG,” and in the section entitled “The Meetings.” Additional updating changes (e.g. recent and historical share prices) and clarifications have been made in Amendment No. 2. All revisions have been blacklined.

Further, the Company has filed the following exhibits (in addition to the tax opinions) with Amendment No. 2:

Exhibit 4.3.	Form of Pooling Agreement

Exhibit 5.1	Opinion and consent of Nörr Stiefenhofer Lutz as to the validity of the securities being registered.

Exhibits 99.1 and 99.2	Voting Instruction Cards

Securities and Exchange Commission July 1, 2005	Page 3

Upon the filing of the required amendment to the Company’s 2004 Form 20-F, the Company will file one additional amendment to the Registration Statement. That amendment will be filed to add the amended Form 20-F to the list of documents incorporated by reference into the Registration Statement and, if necessary, to make other revisions. We will provide the Company’s acceleration request either with that amendment or shortly thereafter.

Please direct any further questions or comments regarding the Registration Statement, Amendment No. 2, this letter or any other related matters to me at (212) 891-3587 or to Charles F. Niemeth at (212) 891-3586. In addition, please send any additional written communications by facsimile to me at (212) 310-1687 and to Charles F. Niemeth at (212) 310-1886. Thank you for your consideration.

Sincerely,

/S/ Robert A. Grauman

Enclosures

cc:      Dr. Ben J. Lipps

Securities and Exchange Commission July 1, 2005	Page 4